Proinvest Realty Fund, LLC

8333 Douglas Avenue

Suite 1450

Dallas, TX 75225

November 25, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0408

Attention: Ms. Karen J. Garnett

RE:	Proinvest Realty Fund, LLC
Application for Withdrawal Pursuant to Rule 477
Registration Statement on Form S-11 (SEC File No. 333-144134)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Proinvest Realty Fund, LLC, a Delaware limited liability company (the “Registrant”), hereby applies for withdrawal of its registration statement on Form S-11 (File No. 333-144134) together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2008. The Registration Statement was declared effective on April 21, 2008, but none of the securities proposed to be registered by the Registration Statement have been sold. The Registrant is requesting withdrawal of the Registration Statement because it has determined that it is not in the best interest of the Registrant or its members to pursue at this time a best efforts offering of its securities.

Accordingly, the Registrant respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable. The Registrant also requests that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use in accordance with Rule 457(p) promulgated under the Act. Please fax a copy of the order to the Registrant at 214-363-9168 and to John C. Rutherford of Winstead, PC, the Registrant’s counsel in connection with this matter, at 214-745-5390.

If you have any questions regarding the foregoing application for withdrawal, please contact John C. Rutherford of Winstead, PC, at 214-745-5723.

Sincerely,

/s/ Gerald Nels Olson, JD, PhD (London)
Gerald Nels Olson, President & Chief Executive Officer